# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BAB, INC., CIK 0001123596
CUSIP: 055183107
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 500 LAKE COOK ROAD, SUITE 475, DEERFIELD, Illinois (IL), 60015
Date of event which requires filing of this statement: 07/09/2025
Filed by CIK 0001807776

## Reporting persons
- Camelot Event-Driven Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 479,411; sole dispositive power 0; shared dispositive power 479,411; aggregate amount beneficially owned 479,411 (6.6% of the class)
- FRANK FUNDS: type of reporting person: investment company (IV); citizenship or place of organization: Ohio (OH); sole voting power 0; shared voting power 479,411; sole dispositive power 0; shared dispositive power 479,411; aggregate amount beneficially owned 479,411 (6.6% of the class)
- Camelot Event-Driven Fund, a series of Frank Funds: type of reporting person: investment company (IV); citizenship or place of organization: Ohio (OH); sole voting power 0; shared voting power 479,411; sole dispositive power 0; shared dispositive power 479,411; aggregate amount beneficially owned 479,411 (6.6% of the class)
- Brian Frank: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 479,411; sole dispositive power 0; shared dispositive power 479,411; aggregate amount beneficially owned 479,411 (6.6% of the class)
- Thomas Kirchner: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 479,411; sole dispositive power 0; shared dispositive power 479,411; aggregate amount beneficially owned 479,411 (6.6% of the class)
- Paul Hoffmeister: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 479,411; sole dispositive power 0; shared dispositive power 479,411; aggregate amount beneficially owned 479,411 (6.6% of the class)

## Item 1. Issuer
Name of issuer: BAB, INC.
Address of issuer's principal executive offices: 500 LAKE COOK ROAD, SUITE 475, DEERFIELD, ILLINOIS, 60015.

## Item 2. Person Filing
Name of person filing: This statement is filed by: (i) Camelot Event-Driven Fund (the ?Fund?), a series of Frank Funds, an Ohio business trust, with respect to the shares of Common Stock directly and beneficially owned by it; (ii) Camelot Event-Driven Advisors, LLC, an Ohio limited liability company (the ?Adviser?), as the investment manager of the Fund; (iii) Frank Funds, an Ohio business trust; (iv) Brian Frank, President of Frank Funds; (v) Thomas Kirchner, a Managing Member of the Adviser; and (vi) Paul Hoffmeister, a Managing Member of the Adviser. Each of the foregoing is referred to as a ?Reporting Person? and collectively as the ?Reporting Persons.?
Address of principal business office or, if none, residence:
The Fund: 781 Crandon Blvd. Unit 602, Key Biscayne, FL 33149
The Adviser: 1700 Woodlands Dr, Maumee, OH 43537
Frank Funds: 781 Crandon Blvd. Unit 602, Key Biscayne, FL 33149
Mr. Frank: 781 Crandon Blvd. Unit 602, Key Biscayne, FL 33149
Mr. Kirchner: 1700 Woodlands Dr, Maumee, OH 43537
Mr. Hoffmeister: 1700 Woodlands Dr, Maumee, OH 43537
Citizenship: Frank Funds is an Ohio business trust. Camelot Event-Driven Advisors, LLC is an Ohio limited liability company. Mr. Frank and Mr. Hoffmeister are each U.S. citizens. Mr. Kirchner is a citizen of Germany.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Amount Beneficially Owned: 479,411
Percent of class: Percent of Class: 6.60%
Sole power to vote or to direct the vote: Sole power to vote or direct the vote: 0
Shared power to vote or to direct the vote: Shared power to vote or direct the vote: 479,411
Sole power to dispose or to direct the disposition: Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition: Shared power to dispose or to direct the disposition of: 479,411

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

## Signatures
- Camelot Event-Driven Advisors LLC: Thomas Kirchner, Thomas Kirchner, Managing Member (07/09/2025)
- FRANK FUNDS: Brian Frank, Brian Frank (07/09/2025)
- Camelot Event-Driven Fund, a series of Frank Funds: Brian Frank, Brian Frank, President of Frank Funds (07/09/2025)
- Brian Frank: Brian Frank, Brian Frank (07/09/2025)
- Thomas Kirchner: Thomas Kirchner, Thomas Kirchner (07/09/2025)
- Paul Hoffmeister: Paul Hoffmeister, Paul Hoffmeister (07/09/2025)